

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

<u>Via E-mail</u>
Mark Lucero
Chief Executive Officer
Vodka Brands Corp.
544 33rd Street
Pittsburgh, PA 15201

> **Re:** **Vodka Brands Corp.**
> **Form S-1**
> **Filed June 1, 2015**
> **File No. 333-205398**

Dear Mr. Lucero:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market for Our Securities and Related Shareholder Matters, page 25

1. We note that on page 26 you state that none of the outstanding shares are eligible for resale under Rule 144. Please reconcile this disclosure with page 17 where you include a risk factor stating that all of your outstanding securities are eligible for resale under Rule 144.

Our Business, page 28

2. We note the statement on page 14 that Mr. Lucero has conflicts because an entity he controls competes with you for suppliers, customers and management's time. To provide context and clearly describe these conflicts, please revise here or page 14 to briefly describe the nature and extent of Mr. Lucero's beverage production and distribution

interests. Additionally, please revise where appropriate to address the risk that White and Blue Diamond brands are confusingly similar.

3.   On page 28 you disclose that in April of 2014 you entered into an arrangement with the State of Pennsylvania to distribute Blue Diamond Vodka. However, also on page 28 you disclose that you have no distribution agreements or minimum sales requirements with the State of Pennsylvania. Please revise this section to include specific details of your arrangement with the State of Pennsylvania.

Production, page 28

4.   On page 28 you refer to a relationship with a distiller. Please revise this section to further describe your arrangement. Refer to Item 101(h)(4)(ii) and Item 101(h)(4)(vi) of Regulation S-K.

5.   We note disclosure on page 28 that you have a relationship with Overflow Warehouse of Baltimore, Maryland where your units are stored after being processed through customs and upon arrival to the U.S. It appears that this may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please expand your disclosure regarding this agreement and file as an exhibit to the registration statement.

Property, page 31

6.   Please disclose the terms of your lease agreements to address the adequacy and suitability of the properties. See Item 102 of Regulation S-K. Additionally, please file the agreements under Item 601(b)(10) or advise us why you believe they are not material.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 32

7.   On page 32 you disclose that if you lose the Pennsylvania Liquor Control Board as a customer, your operations would be materially impacted. You then state that you have the possibility of increasing the number of stores in Pennsylvania. Please discuss any known trends with regard to the increase in stores. For example, it is unclear what barriers you have to increasing the number of stores and whether you must conduct sales activities with new, individual stores and/or with the Control Board. See item 303(a)(3)(ii) of Regulation S-K.

<u>Funding, page 3</u>

8.   We note on page 35 you disclose that working capital and cash flow could fund
        operations for ten months. On page 6, you disclose that without generating sufficient
        revenues of $12,500 per month, cash will only fund operations for two months. Please
        clarify these two statements while factoring in operating at a negative cash flow.

<u>Certain Relationships and Related Transactions, page 38</u>

9.   Please provide the disclosure required under Item 407(a) of Regulation S-K.

<u>Financial Statements, page 44</u>

10.   We note from Section 9.4 of your Bylaws (included as Exhibit 3.2) that your fiscal year
        ends on September 30. Your audited financial statements for the period ended December
        31, 2014 and the interim financial statements presented, and your disclosure in Note 1
        which indicates you have a December 31 year-end, do not appear consistent with the
        fiscal year-end stated in your Bylaws. Please revise your financial statements as
        appropriate or advise us as to why no revision is necessary.

<u>Exhibits, page 62</u>

11.   We note disclosure on page 11 that you have an arrangement with your distiller but that
        you "do not have a written agreement with the distiller." We also note the reference on
        page 28 to the "manufacturing, labeling and bottling arrangements with the producer in
        Estonia." Please file copies of all written agreements or summaries of the oral
        arrangements with your distiller as an exhibit(s) pursuant to Item 601(b)(10) of
        Regulation S-K. In this regard, we refer you to the Regulation S-K Compliance and
        Disclosure Interpretation number 146.04 available at SEC.gov. Similarly, it appears that
        you have an arrangement with the State of Pennsylvania to distribute Blue Diamond
        Vodka. Please file all written agreements or summaries of the oral agreements with the
        state of Pennsylvania pursuant to Item 601(b)(10) of Regulation S-K.

12.   We note the statement on page 34 that an entity in France produces your bottles and ships
        them to Estonia. Please file the relevant agreement(s) under Item 601(b)(10) or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made

Vodka Brands Corp.
July 28, 2015
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 with any other questions or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Brenda Hamilton, Esq.